Prospectuses & Statements of Additional Information

Fund		
Money Market	Prospectus	SAI
U.S. Government Securities	Prospectus	SAI
Tax-Free Income	Prospectus	SAI
Minnesota Tax-Free Income	Prospectus	SAI
Florida Tax-Free Income	Prospectus	SAI
Balanced	Prospectus	SAI
Dividend Growth	Prospectus	SAI
Large Cap Growth	Prospectus	SAI
Mid Cap Growth	Prospectus	SAI
International Growth	Prospectus	SAI
Small Cap Growth	Prospectus	SAI
Developing Markets Growth	Prospectus	SAI
Science and Technology Growth	Prospectus	SAI

Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund' s investment objectives, risks, and charges and expenses, and should be re carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.